

 # KW 3/8

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC

ANNUAL AUDITED REPORT Processing
FORM X-17A-5   Section
PART III   MAR – 1 2013

SEC FILE NUMBER
8-66397

FACING PAGE   Washington DC

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2012_____ AND ENDING_____12/31/2012_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Standard Chartered Securities (North America) Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1095 Avenue of Americas

(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Nielsen   201-706-5643

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP

(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

KH 3/12

OATH OR AFFIRMATION

I Peter Nielsen   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Standard Chartered Securities (North America) Inc.   , as
of December 31,   , 2012, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

No Exceptions

DONNA R. BUSH
Notary Public, State of New York
No. 01BU6018634
Qualified in Suffolk County
Commission Expires January 11, 20 \5

_____
Signature

_____Director of Financial Operations_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Standard Chartered Securities (North America) Inc.

Statement of Financial Condition
December 31, 2012

Standard Chartered Securities (North America) Inc.
Contents
Year Ended December 31, 2012

 **MAZARS**


WeiserMazars


Independent Auditors' Report


To the Stockholder of
Standard Chartered Securities (North America), Inc.

We have audited the accompanying statement of financial condition of Standard Chartered Securities (North America), Inc. as of December 31, 2012 that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

WEISERMAZARS LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.WEISERMAZARS.COM

WEISERMAZARS LLP IS AN INDEPENDENT MEMBER FIRM OF MAZARS GROUP.


Praxity.
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

MAZARS



WeiserMazars

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

February 25, 2013

Standard Chartered Securities (North America) Inc.
Statement of Financial Condition
December 31, 2012

Assets

Cash	$	13,677,749
Due from clearing broker		13,002
Accounts receivable		2,568,073
Due from related parties		2,459,102
Deposit with clearing broker		100,000
Other assets		3,579
Total assets	$	18,821,505

Liabilities and Stockholder's Equity
Liabilities

Accounts payable and accrued expenses	$	124,589
Due to related parties		1,863,913
Income taxes payable		4,876,073
Total liabilities		6,864,575

Stockholder's equity

Common stock, $0.01 par value, 1,500 shares authorized, 1,000 shares issued and outstanding	10
Paid-in capital	1,277,180
Retained earnings	10,679,740
Total stockholder's equity	11,956,930

Total liabilities and stockholder's equity	$	18,821,505

The accompanying notes are integral part of these financial statement.

3

Standard Chartered Securities (North America) Inc.
Notes to Financial Statement
Year Ended December 31, 2012

1. **Organization and Nature of Business**

   Standard Chartered Securities (North America) Inc. (the "Company"), a subsidiary of Standard Chartered Bank (the "Parent") of the United Kingdom, is a Delaware corporation and an agency broker registered with the U.S. Securities and Exchange Commission ("SEC") that is regulated by the Financial Industry Regulatory Authority. The Company was incorporated on August 12, 2008.

   The Company was formed upon receiving substantially all the assets, liabilities and operations of SCB Securities Limited, a UK company, and simultaneously acquiring and merging its operations into a U.S. based broker-dealer.

   The Company focuses primarily on sales of Asia, Africa and the Middle East debt and equity products to U.S. investors.

2. **Summary of Significant Accounting Policies**

   Basis of Accounting
   The Company is a registered broker-dealer in the United States of America and the accompanying financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States.

   Accounts Receivable
   The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful. The receivables at December 31, 2012 are considered collectible and therefore no allowance for doubtful accounts was considered necessary.

   Revenue and Expense Recognition from Securities Transactions
   Securities transactions and the related revenues and expenses are recorded on a trade date basis as securities transactions occur.

   Advisory Fee and Research Income
   Advisory fees consist of retainer fees which are recognized monthly over the term of the agreement and success fees are recognized upon completion of a deal. Income from research activities is recognized when the service is delivered.

   Cash
   The Company maintains its cash balances in various financial institutions which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its cash balance.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company provided all income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date.

3.   Clearing Agreement

The Company has an agreement with a brokerage firm to carry its customers' accounts.

The Company is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

The Company clears its customer's domestic transactions through a brokerage firm on a fully-disclosed basis. The fully-disclosed correspondent/clearing agreement requires a deposit with the clearing firm of $100,000. Provided that the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully-disclosed correspondent/clearing agreement.

4.   Related Party Transaction

The Company receives commission income and pays brokerage and transfer pricing fees from and to related parties. The receivable due from commission income earned from these related parties are approximately $2,459,000 as of December 31, 2012. Approximately $1,696,000 is due to these related parties for brokerage and transfer pricing fees as of December 31, 2012.

The Company has an expense sharing agreement with subsidiaries of the Parent. Under the agreement, the related companies provide the Company with office facilities and other general and administrative support in exchange for monthly fees. The monthly fees are based on an allocation of the related companies' expenses.

The Company has a license agreement (the "License Agreement") with a subsidiary of the Parent (the "Licensor") to use the Standard Chartered brand. Royalty fees are calculated based on 0.59% of "Total Operating Income", as defined in Schedule 1 of the license agreement, until November 28, 2015. As of December 31, 2012, approximately $118,000

of royalty fees are payable to the Licensor and are included in due to related parties in the accompanying statement of financial condition.

Additionally, at December 31, 2012, approximately $50,000 is due to related parties, for cash collected for expense reimbursements.

The Company maintains a cash account with an affiliated bank. At December 31, 2012, the balance in the account was approximately $1,001,000.

5. **Regulatory Net Capital Requirement**

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2012, the Company's net capital under the Rule was $7,049,548, which exceeded the minimum requirements of $250,000 by $6,799,548.

6. **Income Taxes**

The Company adopted the general accounting principle regarding uncertain tax positions. Management believes that the Company does not have any uncertain tax positions as of December 31, 2012. At December 31, 2012, the Company's income tax returns for the years 2009, 2010 and 2011 are subject to examination by the tax authorities.

7. **Financial Instruments with Off-Balance-Sheet Risk**

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

8. **Subsequent Events**

The Company has evaluated subsequent events through February 25, 2013, the date the financial statements were available for issuance. No subsequent events were noted through this date.